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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            ------------------------

                          GAYLORD CONTAINER CORPORATION
                            (Name of Subject Company)

                          GAYLORD CONTAINER CORPORATION
                        (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                   368145 10 8
                      (CUSIP Number of Class of Securities)


                                DAVID F. TANAKA
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)


                                 With copies to:
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              LEWIS S. BLACK, JR.                       JACK S. LEVIN, P.C.
COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF       WILLIAM S. KIRSCH, P.C.
           THE BOARD OF DIRECTORS OF                        COUNSEL TO
         GAYLORD CONTAINER CORPORATION             GAYLORD CONTAINER CORPORATION
        MORRIS, NICHOLS, ARSHT & TUNNELL                 KIRKLAND & ELLIS
    1201 NORTH MARKET STREET, P.O. BOX 1347           200 EAST RANDOLPH DRIVE
        WILMINGTON, DELAWARE 19899-1347               CHICAGO, ILLINOIS 60601
                (302) 658-9200                             (312) 861-2000
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/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.





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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 22, 2002 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the last paragraph of the section "Noteholder Litigation":

     "On February 6, 2002, the plaintiffs in the Litigation filed a Motion for a Temporary Restraining Order requesting that Parent: (1) be restrained from distributing an amount not in excess of $3 million (inclusive of expenses) of the proceeds of the tender offers for the Senior Notes as security against plaintiffs' and plaintiffs' counsel's contested fee; and (2) be ordered to deposit $3 million (plus interest on the amount of any such fee and expense award through the date of payment) in an interest-bearing escrow account pending resolution of an action for allowance of attorneys' fees and reimbursement of expenses in the Litigation. Parent indicated that it intends to vigorously contest plaintiffs' motion."


                                      -1-

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GAYLORD CONTAINER CORPORATION


Dated: February 7, 2002               By: /s/ DAVID F. TANAKA
                                          ---------------------------------
                                          Name:  David F. Tanaka
                                          Title: Vice President, General Counsel
                                                 and Corporate Secretary